Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

29 SEPTEMBER 2020

Curt Zuber to retire, Joanne Dawson appointed to Group Treasurer role

Westpac today announced that Acting Chief Executive, Westpac Institutional Bank (WIB), Curt Zuber, will be retiring from Westpac in 2021. Joanne Dawson has been appointed Group Treasurer, effective immediately.

Westpac Group CEO Peter King said Westpac was delighted to appoint Joanne Dawson as Group Treasurer. Ms Dawson has been acting in this role while Mr Zuber acted in the role of Chief Executive, WIB.

“Joanne is a highly experienced leader and has been with Westpac since 2003 and in the role of Deputy Treasurer since 2008. Her extensive experience in global funding, liquidity and balance sheet management will help ensure a smooth transition to this critical role,” Mr King said.

Mr King thanked Mr Zuber for his hard work, loyalty and service to the Group over the past 25 years. Mr Zuber was the Group Treasurer for 16 years and prior to that was Deputy Treasurer.

“Curt has made an outstanding contribution to the Group, particularly leading the all-important Treasury function for many years. He has navigated us through a number of challenges, including the global financial crisis and COVID-19,” Mr King said.

“Curt’s insights, commitment and leadership have been invaluable to me personally and to the company, and he has played a significant role in ensuring the strength of Westpac’s balance sheet through some particularly challenging periods. His counsel is sought throughout the bank and he has built a strong Treasury team.”

About Joanne Dawson

Joanne Dawson has more than 25 years’ experience working in financial markets. She worked at IAG Asset Management for almost seven years before joining Westpac in 2003 as Senior Portfolio Manager in Group Treasury. Jo held the role of Deputy Group Treasurer for Westpac for more than 10 years. Jo was Chief Financial Officer, WIB, from January 2020 before being appointed to act as Acting Group Treasurer in July.

Joanne holds a Bachelor of Economics from Macquarie University in Sydney and is a Sloan Fellow of London Business School, holding a Master’s degree in Strategy and Leadership, and participated in the school’s Senior Executive Program. She is also Australian Financial Markets Association accredited and a Senior Associate of the Financial Services Institute of Australasia.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.